Exhibit A

                   [Donaldson, Lufkin and Jenrette Letterhead]

                                October 30, 2000

Board of Directors
French Fragrances, Inc.
14100 NW 60th Avenue
Miami Lakes, Florida 33014

Dear Sirs:

         You have requested our opinion as to the fairness from a financial point of view to French Fragrances, Inc. (the "Company") and its stockholders of the consideration to be paid by the Company pursuant to the terms of the Purchase Agreement, to be dated as of October 30, 2000 (the "Agreement"), by and between Conopco, Inc. ("Conopco"), a New York corporation and a subsidiary of Unilever, N.V., a Netherlands corporation ("Unilever"), and the Company pursuant to which the Company will acquire certain assets and assume certain liabilities of Conopco and its affiliates relating to the manufacturing, marketing and distribution of fragrance, skin treatment, bath and body and cosmetic products, including (i) the Elizabeth Arden brand of fragrances, skincare and cosmetics,
(ii) the Elizabeth Taylor fragrance brands and (iii) the White Shoulders fragrance brand, as more fully set forth in the Agreement (together, the "Business").

         Pursuant to the Agreement, the Company will acquire the Arden business from Conopco for cash consideration of $250,000,000, subject to certain adjustments pursuant to the Agreement, which we understand will result in the cash consideration being approximately $183,000,000 (the "Cash Consideration") and the issuance of (i) Series D Convertible Preferred Stock, to be issued by the Company, with an aggregate liquidation preference of $50,000,000 (the "Convertible Preferred") and (ii) potentially, warrants or other securities issued in accordance with the adjustment mechanisms described in Schedule 2.3 of the Agreement (together with the Convertible Preferred, the "Stock Consideration;" the Stock Consideration together with the Cash Consideration, the "Consideration").

         In arriving at our opinion, we have reviewed the draft dated October 30, 2000 of the Agreement. We have also reviewed the draft dated October 30, 2000 of the Articles of Amendment to the Amended and Restated Articles of the Company. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, Conopco and Unilever including information provided during discussions with Company, Conopco and Unilever managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Arden business for the period beginning the fourth quarter of fiscal year 2001 and ending the fourth quarter of fiscal year 2010, prepared by the Company's management and certain financial projections of the Company for the period beginning the fourth quarter of fiscal year 2001 and ending the fourth quarter of fiscal year 2010 prepared by the management of the Company. We have assumed the availability to the Company of certain deductions for federal tax purposes. In addition, we have compared certain financial and securities data of the Company and certain financial data of the Arden business with various other companies whose securities are traded in public markets, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

         In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company,


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Conopco and Unilever, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its other advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future operating and financial performance of the Company and the Arden business on both a growth and non-growth basis. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

         Our opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion unless requested to do so under our engagement letter. We are expressing no opinion herein as to the fair market value of the Convertible Preferred. Our opinion does not address the relative merits of the acquisition and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the acquisition. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the proposed transaction.

         Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. DLJ or certain of its affiliates have, with Fleet National Bank and its affiliates, provided the Company with a $160.0 million bridge loan commitment and a $175.0 million Senior Secured Credit Facility commitment to fund the consummation of the acquisition.

         Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Consideration to be paid by the Company pursuant to the Agreement is fair to the Company and its stockholders from a financial point of view.

                                                Very truly yours,

                                                DONALDSON, LUFKIN & JENRETTE
                                                SECURITIES CORPORATION



                                                By: /s/ George Petrides
                                                   ----------------------------
                                                    George Petrides
                                                    Managing Director






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